

24mo SPX BREN

OVERVIEW

May be appropriate for investors anticipating moderate appreciation in the Index during the term of the note and those seeking to enhance returns through leverage within the specified range of performance in exchange for a maximum return. Downside out performance relative to the Index is achieved by virtue of the Buffer.

The payment at maturity references the Index directly and is not subject to any tracking error at maturity.

Hypothetical Returns**

Buffered Return Enhanced Notes Linked to the S&P500 Index Total Return at Maturity



Summary of Terms

Issuer:	JPMorgan Chase & Co.
Par:	$1,000
Index:	S&P 500 Index
Upside Leverage Factor:	1.5
Maximum Total Return:	14%-18%*
Buffer Amount:	10.00%
Pricing Date:	April 25, 2013
Observation Date:	April 27, 2015
Maturity Date:	April 30, 2015
CUSIP:	48126DJ42

Index Return	Note Return	Payment at Maturity
70.00%	14.00%	$1140.00
50.00%	14.00%	$1140.00
40.00%	14.00%	$1140.00
15.00%	14.00%	$1140.00
12.00%	14.00%	$1140.00
9.33%	14.00%	$1140.00
5.00%	7.50%	$1075.00
0.00%	0.00%	$1000.00
-10.00%	0.00%	$1000.00
-15.00%	-5.00%	$950.00
-30.00%	-20.00%	$800.00
-40.00%	-30.00%	$700.00
-100.00%	-90.00%	$100.00

Return Profile

If the ending Index level is greater than its initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index price return multiplied by the Upside Leverage Factor, subject to the Maximum Total Return on the notes.

You will not be exposed to any decline in the Index at maturity up to the Buffer Amount. If the Index declines from its initial level by greater than the Buffer Amount, you will lose 1% of the principal amount of your notes for every 1% that the Index has declined beyond the buffer.

* To be determined on the Pricing Date, but not less than 14%
** Reflects a Maximum Total Return of 14% for illustrative purposes and assumes a $1,000 investment

**The hypothetical returns set forth above are illustrative and may not be the actual returns on the notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

J.P.Morgan

24mo SPX BREN



North America Structured Investments

Selected Benefits

- Provides enhanced or leveraged equity returns, subject to the Maximum Total Return at maturity.
- Payment at maturity is protected against a decline in the Index up to the Buffer Amount.
- Minimum denomination of $1,000 and integral multiples in excess thereof.
- Potential for Long Term Capital Gains tax treatment if held longer than one year.

Selected Risks

- Your investment in the notes may result in a loss.
- Payment on the notes at maturity is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
- Your maximum gain on the notes is limited to the Maximum Total Return.
- If the Index declines from its initial level by more than 10%, you could lose up to $900.00 for each $1,000 note.
- No Interest payments, dividend payments or voting rights.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
- Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity. The original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.
- Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Many economic and market factors, such as Index volatility, time to maturity, interest rates and creditworthiness of the Issuer, will impact the value of the notes prior to maturity.
- Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline.
- The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable term sheet for additional information.

Disclaimer

Additional information about the symbols depicted in each cube in the top right-hand corner of this fact sheet can be accessed via the hyperlink to one of our filings with the SEC: http://www.sec.gov/Archives/edgar/data/19617/000095010311004940/crt_dp27418-fwp.pdf